FORM 5

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                       Filed pursuant to Section 16(a) of
                         the Securities Exchange Act of
                           1934, Section 17(a) of the
                   Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


             |_| Check this box if no longer subject to Section 16.
                 Form 4 or Form 5 obligations may continue.
                 See Instruction 1(b).

             |_| Form 3 Holdings Reported

             |X| Form 4 Transactions Reported



1.   Name and Address of Reporting Person*
         (Last)         (First)           (Middle)
         Barakett       Timothy              R.

                        (Street)
        c/o Atticus Capital, L.L.C.
        590 Madison Avenue - 32nd Floor

         (City)         (State)           (Zip)
         New York       New York          10022

2.   Issuer Name and Ticker or Trading Symbol

         Champps Entertainment, Inc. (NASDAQ: CMPP)

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year

         July 2, 2000

5.   If Amendment, Date of Original
         (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

  _X_  Director

  ___  Officer (give title below)

  _X_  10% Owner

  ___  Other (specify below)

7.   Individual or Joint/Group Filing (Check Applicable Line)

  _X_  Form filed by One Reporting Person

  ___  Form filed by More than One Reporting Person


                  Table I - Non-Derivative Securities Acquired,
                       Disposed of, or Beneficially Owned


1.   Title of Security:
      (Instr. 3)

         1.  Common Stock, par value $0.01 per share ("Common Stock")
         2.  Common Stock
         3.  Common Stock
         4.  Common Stock
         5.  Common Stock
         6.  Common Stock
         7.  Common Stock
         8.  Common Stock
         9.  Common Stock
         10. Common Stock
         11. Common Stock
         12. Common Stock
         13. Common Stock
         14. Common Stock
         15. Common Stock
         16. Common Stock
         17. Common Stock
         18. Common Stock
         19. Common Stock
         20. Common Stock
         21. Common Stock
         22. Common Stock
         23. Common Stock
         24. Common Stock
         25. Common Stock
         26. Common Stock
         27. Common Stock
         28. Common Stock
         29. Common Stock

2.   Transaction Date:
      (Month/Day/Year)

         1.  10/22/99
         2.  12/13/99
         3.  12/13/99
         4.  12/13/99
         5.  12/13/99
         6.  12/14/99
         7.  12/14/99
         8.  12/14/99
         9.  12/14/99
         10. 12/14/99
         11. 12/15/99
         12. 12/15/99
         13. 12/16/99
         14. 12/17/99
         15. 12/20/99
         16. 12/21/99
         17. 12/21/99
         18. 12/22/99
         19. 12/23/99
         20. 12/23/99
         21. 2/18/00
         22. 2/22/00
         23. 2/23/00
         24. 2/29/00
         25. 3/1/00
         26. 5/31/00
         27. 5/31/00
         28. 6/1/00
         29. 6/20/00

3.   Transaction Code:
      (Instr. 8)

         1.  P4
         2.  P4
         3.  P4
         4.  P4
         5.  P4
         6.  P4
         7.  P4
         8.  P4
         9.  P4
         10. P4
         11. P4
         12. P4
         13. P4
         14. P4
         15. P4
         16. P4
         17. P4
         18. P4
         19. P4
         20. P4
         21. P4
         22. P4
         23. P4
         24. P4
         25. P4
         26. P4
         27. P4
         28. P4
         29. P4

4.   Securities Acquired (A) or Disposed of (D):
      (Instr. 3, 4 and 5)

              Amount      (A) or (D)       Price
         1.   25,000          A            $2.06
         2.   22,000          A            $2.55
         3.    5,000          A            $2.56
         4.    9,800          A            $2.54
         5.   12,500          A            $2.56
         6.   20,000          A            $2.58
         7.    8,900          A            $2.66
         8.   14,400          A            $2.66
         9.    3,000          A            $2.75
         10.  11,100          A            $2.88
         11.  17,300          A            $3.47
         12.  14,000          A            $3.46
         13.  12,000          A            $3.34
         14.  10,000          A            $3.06
         15.  25,000          A            $2.72
         16.  25,000          A            $2.71
         17.   1,500          A            $2.75
         18.   6,100          A            $2.71
         19.   5,000          A            $2.81
         20.  36,000          A            $2.78
         21.  13,000          A            $3.96
         22.   8,000          A            $4.00
         23.   4,600          A            $4.00
         24.  13,000          A            $3.97
         25.  12,000          A            $4.00
         26.  90,000          A            $3.99
         27.  10,000          A            $3.99
         28. 100,000          A            $3.88
         29.  49,000          A            $4.94

5.   Amount of Securities Beneficially Owned at End of Issuer's
     Fiscal Year:
      (Instr. 3 and 4)

         1.
         2.
         3.
         4.
         5.
         6.
         7.
         8.
         9.
         10.
         11.
         12.
         13.
         14.
         15.
         16.
         17.
         18.
         19.
         20.
         21.
         22.
         23.
         24.
         25.
         26.
         27.
         28.
         29.  2,491,706

6.   Ownership Form:   Direct (D) or Indirect (I):
      (Instr. 4)

         1.  I
         2.  I
         3.  I
         4.  I
         5.  I
         6.  I
         7.  I
         8.  I
         9.  I
         10. I
         11. I
         12. I
         13. I
         14. I
         15. I
         16. I
         17. I
         18. I
         19. I
         20. I
         21. I
         22. I
         23. I
         24. I
         25. I
         26. I
         27. I
         28. I
         29. I

7.   Nature of Indirect Beneficial Ownership:
      (Instr. 4)

         1.  See Note 1
         2.  See Note 1
         3.  See Note 1
         4.  See Note 1
         5.  See Note 1
         6.  See Note 1
         7.  See Note 1
         8.  See Note 1
         9.  See Note 1
         10. See Note 1
         11. See Note 1
         12. See Note 1
         13. See Note 1
         14. See Note 1
         15. See Note 1
         16. See Note 1
         17. See Note 1
         18. See Note 1
         19. See Note 1
         20. See Note 1
         21. See Note 1
         22. See Note 1
         23. See Note 1
         24. See Note 1
         25. See Note 1
         26. See Note 1
         27. See Note 1
         28. See Note 1
         29. See Note 1

*If the form is filed by more than one reporting person, see Instruction
4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                          Page 2

           Table II - Derivative Securities Acquired, Disposed of, or
            Beneficially Owned (e.g., puts, calls, warrants, options,
                             convertible securities)


1.   Title of Derivative Security:
      (Instr. 3)

2.   Conversion or Exercise Price of Derivative Security:

3.   Transaction Date :
      (Month/Day/Year)

4.   Transaction Code:
      (Instr. 8)

          Code

5.   Number of Derivative Securities Acquired (A) or Disposed of (D):
      (Instr. 3, 4 and 5)

       (A)                 (D)

6.    Date Exercisable and Expiration Date:
       (Month/Day/Year)

       Date Exercisable             Expiration Date

7.   Title and Amount of Underlying Securities:
       (Instr. 3 and 4)

      Title                Amount or Number of Shares

8.   Price of Derivative Security:
      (Instr. 5)

9.   Number of Derivative Securities Beneficially Owned at End of Year:
      (Instr. 4)

10.  Ownership Form of Derivative Security:   Direct (D) or Indirect (I):
       (Instr. 4)

11.  Nature of Indirect Beneficial Ownership:
       (Instr. 4)

Explanation of Responses:

Note 1: The Reporting Person is (1) the Managing Member of Atticus Holdings, LLC, which serves as the General Partner of Atticus Partners, L.P., which beneficially owns 363,704 shares of Common Stock, and Atticus Qualified Partners, L.P., which beneficially owns 661,796 shares of Common Stock; (2) the President of Atticus Management, Ltd., which serves as the manager of Atticus International, Ltd., which beneficially owns 551,556 shares of Common Stock and
(3) the Managing Member of Atticus Capital, L.L.C., which has investment discretion over certain managed accounts that collectively beneficially own 914,650 shares of Common Stock.


** Intentional misstatements or    /s/ Timothy R. Barakett        August 15,2000
   omissions of facts constitute   -----------------------        --------------
   Federal Criminal Violations.    ** Signature of Reporting           Date
   See 18 U.S.C. 1001 and             Person
   15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                          Page 3